Exhibit 1.3

For Immediate Release ➢➢➢	For More Information ➢➢➢
June 28, 2005	Lauren Ceradini
Articulate Communications Inc.
212.255.0080, ext. 18
lceradini@articulatepr.com
Fiorucci Foods Selects Ross Systems to Support Growth and Maintain Authenticity
American Manufacturer of Italian Specialty Meats Improves Operational Efficiencies
with iRenaissance ERP Solution
ATLANTA – June 28, 2005 – Ross Systems, Inc. (“Ross”) a global provider of enterprise software solutions and a subsidiary of CDC Corporation (NASDAQ: CHINA), today announced that Fiorucci Foods, world-renowned manufacturer of Italian specialty meats and other fine foods, has chosen the iRenaissance enterprise software solution to improve inventory awareness, forecasting, planning and quality control, consolidating the global company onto one integrated technology platform.
Beginning as a small grocery market in Norcia, Italy, Fiorucci has grown into a third-generation, family-owned company with manufacturing plants in Rome, the United Kingdom, France, Germany and the United States and distribution channels throughout the world. Previously experiencing some difficulties with its legacy system’s lack of visibility and limited flexibility, Fiorucci found a solution ideally suited to meet its needs across its global operations in iRenaissance.
“Ross provided a solution that was designed to fit our business, giving us an agile architecture to make adjustments and changes as we work,” said Chris Maze, vice president of finance and administration at Fiorucci Foods. “Since implementing iRenaissance, we can now track loss at the end of the manufacturing process with precision and accurately calculate our profit margins more efficiently. This type of information has given us a competitive edge, enabling process changes within Fiorucci to ensure we are running our business at maximum efficiency without sacrificing quality.”
With advanced data collection capabilities from iRenaissance, Fiorucci has improved inventory awareness throughout the organization. The company now weighs, tags and tracks all materials accurately, significantly reducing waste of raw materials. By-products are tagged for use in other products, increasing overall operational efficiencies and improving the bottom line. iRenaissance makes it easy for Fiorucci to correctly track its product though the 11-month meat-curing process, virtually eliminating errors related to manual processes.

Global Headquarters ➢ Ross Systems, Inc. ➢ Two Concourse Parkway, Suite 800 ➢ Atlanta, GA 30328 ➢ USA
WWW.rossinc.com ➢ +1770.351.9600

Through iRenaissance, Fiorucci now has a system of checks and balances. Previously using Excel spreadsheets for forecasting and planning, iRenaissance has enabled the company to decrease the number of spreadsheets it must use leading to more accurate processing of orders and the virtual elimination of manual errors. Now orders cannot be processed without iRenaissance’s automated check of inventory in the system. This increased order accuracy and ability to pull customer information in real time has greatly improved customer service levels and satisfaction and reduced the company’s cost for conducting inventory checks by 80 percent.
In addition, the iRenaissance lot-tracing capabilities enable Fiorucci to produce the highest-quality product with brand-protection assurance. Where it previously took up to three hours for successful audits, with bi-directional lot traceability Fiorucci now completes them in less than 45 minutes. iRenaissance also helps Fiorucci maintain its requirements for authenticity, including required curing lengths and standard procedures for producing the meats.
“At Ross it is our mission to understand the unique needs that our customers face,” said Scot McLeod, vice president of marketing for Ross Systems. “That is why we are dedicated to meeting the business requirements and customer demands of the industries we serve. With iRenaissance, Fiorucci has been able to take full advantage of its IT investment offer the highest quality products and services while enabling them to meet core business objectives.”
About Fiorucci Foods
Founded in 1850, Fiorucci Foods began as a small grocery market in Norcia, Italy, selling quality meats and foods to the town’s residents. Today, Fiorucci is a leading worldwide brand for Italian specialty meats and other fine foods. The third-generation, family-owned company has offices in Rome, the United Kingdom, France, Germany and the United States and distribution channels throughout the world. The company produces a large range of Italian specialty meats including varieties of prosciutto, salami and regional meats, including coppa, pancetta and bresoala, along with authentic balsamic vinegar.
About Ross Systems
Ross Systems, Inc., an enterprise software subsidiary of CDC Corporation (NASDAQ: CHINA), delivers innovative software solutions that help manufacturers worldwide fulfill their business growth objectives through increased operational efficiencies, improved profitability, strengthened customer relationships and streamlined regulatory compliance. Focused on the food and beverage, life sciences, chemicals, metals and natural products industries and implemented by more than 1,200 customer companies worldwide, the company’s family of Internet-architected solutions is a comprehensive, modular suite that spans the enterprise, from manufacturing, financials and supply chain management to customer relationship management, performance management and regulatory compliance. For more information, visit www.rossinc.com.
About CDC Corporation
CDC Corporation (NASDAQ: CHINA) is focused on enterprise software, business services, mobile applications and internet media. The company has approximately 1,800 employees with operations in 14 countries.
For more information about CDC Corporation, please visit the website www.cdccorporation.net.

Forward Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, and includes statements relating to the ability of Ross to address the needs of its food customers specifically Fiorucci Foods, the ability of iRenaissance software to improve manufacturing and supply chain efficiencies, the ability of Ross solutions to allow customers to focus on innovation, drive growth and return on invested capital, and the ability of Ross to help food companies reduce risk, waste, errors from manual processes and overhead costs. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements including, among others: the conditions of the food industry; the continued ability of Ross’ solutions to address industry-specific requirements of food manufacturers; demand for and market acceptance of new and existing enterprise software and services; development of new functionalities which would allow food companies to compete more effectively using a competitor’s software and services; changes in the type of information required to compete in the food product business and the positioning of Ross’ solutions in the food industry. Further information on risks or other factors that could cause results to differ are detailed in filings or submissions with the United States Securities and Exchange Commission made by our parent, CDC Corporation, including its Annual Report for the year ended December 31, 2003 on Form 20-F/A filed on July 8, 2004. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.
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